Larry Spirgel

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

October 24, 2018

Re:	iConsumer Corp.

Offering Statement on Form 1-A

File No. 024- 10851

Dear Mr. Spirgel:

On behalf of iConsumer Corp., I hereby request qualification of the above-referenced offering statement at 2 P.M., Eastern Time, on October 26, 2018, or as soon thereafter as is practicable.

Sincerely,

/s/ Robert Grosshandler

Robert Grosshandler

President

iConsumer Corp.